May 14, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:   Aisha Adegbuyi

Re:	HBT Financial, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-293623 (“Registration Statement”)

Dear Ms. Adegbuyi:

On behalf of HBT Financial, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on Monday, May 18, 2026 or as soon as practicable thereafter.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

HBT Financial, Inc.

/s/ J. Lance Carter
J. Lance Carter
President and Chief Executive Officer